Chicago New York Washington, DC London San Francisco Los Angeles Singapore vedderprice.com
July 25, 2017
Renee M. Hardt Shareholder +1 312 609 7616 rhardt@vedderprice.com

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
 Washington, D.C. 20549

Attn:  Jaea Hahn, Esq.
 Senior Counsel

Re:	Touchstone Variable Series Trust (the “Registrant”) Registration Statement on Form N-14 (File No. 333-218512)

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on June 29, 2017 and July 12, 2017 with respect to the Registrant’s Registration Statement on Form N‑14 filed on June 5, 2017 (the “Registration Statement”) in connection with the proposed reorganization (each, a “Reorganization” and collectively, the “Reorganizations”) of each Target Fund set forth in the table below into the corresponding Acquiring Fund:

Target Fund	Acquiring Fund
Sentinel Variable Products Balanced Fund	Touchstone Balanced Fund
Sentinel Variable Products Bond Fund	Touchstone Bond Fund
Sentinel Variable Products Common Stock Fund	Touchstone Common Stock Fund
Sentinel Variable Products Small Company Fund	Touchstone Small Company Fund

Each Acquiring Fund is a newly created series of the Registrant. The Target Funds and the Acquiring Funds are each referred to herein as a “Fund” and collectively as the “Funds.” Any capitalized terms used but not defined herein have the same meanings assigned to them in the Registration Statement. All page references refer to the Registration Statement.

Set forth below are the staff’s comments and the Registrant’s responses. The Registrant is filing Pre-Effective Amendment No. 1 to its Registration Statement concurrently herewith to address the comments of the staff and to complete all missing information.

Accounting Comments

Comment (1) We note that the fee tables for the Acquiring Funds include numbers estimated based on financial information as of December 31, 2016. Please revise the fee tables so as to be based on financial information as of a more recent date or explain supplementally why the numbers presented are appropriate.

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U.S. Securities and Exchange Commission
July 25, 2017

Response: Pursuant to Rule 11‑02 of Regulation S‑X, the fees and expenses for the Target Funds are presented as of the fiscal year ended December 31, 2016. The information for the Acquiring Funds is based on assets of the Target Funds as of December 31, 2016 but reflects that contractual fees and expense structure of the Touchstone Funds that will take effect as of the closing. The Registrant believes this presentation complies with Form N-14, Regulation S-X and comments by the staff provided to counsel to the Registrant in similar circumstances.

Comment (2) Please explain supplementally why, as set forth in the fee tables, each Acquiring Fund’s “Other Expenses” are higher than those of the corresponding Target Fund.

Response: The Acquiring Funds and Target Funds are part of different fund complexes with different fee structures. The primary reason for the higher “Other Expenses” is a separate administrative fee charged to the Acquiring Funds.

Comment (3) Please confirm supplementally the numbers set forth in the expense example for each Reorganization.

Response: The Registrant confirms the numbers in the examples.

Comment (4) Please revise the disclosure to include an estimate of the Reorganization-related costs to be borne by Touchstone Advisors and Sentinel.

Response: The Registrant has added the requested disclosure.

Comment (5) With the exception of the Small Company Fund Reorganization, please revise the disclosure to explain why the Acquiring Funds are expected to sell two-thirds of the portfolio securities of the corresponding Target Funds, including where there is otherwise expected to be significant continuity between the Target Fund and the corresponding Acquiring Fund (e.g., same portfolio managers). Please revise the disclosure to explain the benefit to Target Fund shareholders of participating in a Reorganization where two-thirds of the Target Fund’s investment portfolio will be repositioned.

Response: The Acquiring Funds that will not have continuity of portfolio management (i.e., all Funds except the Touchstone Small Company Fund) may have material repositionings because, among other things, the different portfolio management team that will manage the Target Funds may take different views on certain securities and markets and, as described in the Joint Proxy Statement/Prospectus, use different analytical tools. Sentinel has noted that the Board of Trustees of Sentinel Funds made its recommendation regarding the Reorganizations after consideration of a number of factors, as described in the Registration Statement under “Information About the Reorganizations—Board of Trustees of Sentinel Funds Approval of the Reorganizations.”

U.S. Securities and Exchange Commission
July 25, 2017

Comment (6) Please revise the disclosure to disclose the compensation to be paid to Sentinel for the sale of its mutual fund asset management business to Touchtone Advisors, describe whether such compensation is contingent on the Closing of the Reorganizations and, if true, that this compensation would not be received if Target Funds are liquidated.

Response: Additional disclosure regarding the closing conditions of the Transaction between Sentinel and Touchstone Advisors including conditions related to approval of the Reorganizations, has been added. In addition, disclosure has been added that Sentinel will receive cash consideration for the sale of its business. Sentinel and Touchstone Advisors do not believe that disclosure of the dollar amount of the purchase price, which is not otherwise public information, is meaningful to shareholders of the Funds.

Comment (7) We note that the capitalization table was prepared based on financial information as of December 31, 2016. Please revise the capitalization table so as to be based on financial information within 30 days of filing or explain supplementally why the numbers presented are appropriate.

Response: Consistent with Regulation S-X, the capitalization table has been presented as of the most recent fiscal year for each Target Fund. This presentation has been discussed with, and confirmed with the staff by counsel to the Registrant in similar circumstances. Accordingly, the Registrant believes the presentation is appropriate and consistent with Form N-14 and Regulation S-X.

Legal Comments

General

Comment (8) Please ensure that the EDGAR filing is properly coded to refer to all applicable series of the Target Funds and the Acquiring Funds.

Response: The Registrant confirms that all missing series identifiers have been added.

Comment (9) Please confirm supplementally whether an amendment to the Registrant’s registration statement on Form N-1A relating to the Acquiring Funds has been filed and, if not, when such filing is expected; also confirm that such amendment will be effective prior to the Closing of the Reorganizations.

Response: The Registrant confirms that a post-effective amendment to the Registrant’s registration statement on Form N-1A with respect to the Acquiring Funds was filed on July 12, 2017. The effectiveness of the post-effective amendment is expected to coincide with the closing of the Reorganizations.
Joint Proxy Statement/Prospectus

Comment (10) In the Q&A section of the Synopsis, consider revising the response to the question “What is being proposed?” to include key dates relating to the Reorganizations.

U.S. Securities and Exchange Commission
July 25, 2017

Response: The Registrant has revised the disclosure to include the record date, shareholder meeting date and target closing date of the Reorganizations.

Comment (11) In the Q&A section of the Synopsis, in the response to the question “What is the recommendation of the Board of Trustees of Sentinel Funds?,” briefly disclose other options for the Target Funds, if any, considered by the Board of Trustees of Sentinel Funds. Also disclose any material considerations mitigating against approval of the Reorganizations by the Board of Trustees of Sentinel Funds.

Response: The Registrant has revised the response to this question to refer to alternatives considered by the Board of Trustees of Sentinel Funds, as requested. Sentinel notes that the disclosure under “Information About the Reorganizations—Board of Trustees of Sentinel Funds Approval of the Reorganizations,” which is referenced in the Q&A, includes material considerations mitigating against approval of the Reorganizations.

Comment (12) Please disclose whether any expense limitation arrangements relating to the Reorganizations will permit recoupment by Touchstone Advisors or, if none, confirm supplementally. Also, explain whether Sentinel’s right of recoupment under the Target Funds’ expense limitation agreement will survive the Reorganizations or whether such right terminates upon Sentinel’s sale of its business to Touchstone Advisers.

Response: The expense limitations following the Reorganizations have the same terms as the current expense limitations for the Touchstone Funds, which provide for recoupment. The Registrant has revised the footnotes to the fee tables to clarify the recoupment provisions. The Registrant has revised the disclosure to explain that Sentinel’s right of recoupment will not survive the Reorganizations.

Comment (13) In the Q&A section of the Synopsis, in the response to the question “How do the fees and expenses of the Funds compare?,” please explain how the phrase “after giving effect to any expense limitation in effect for the Target Fund” is relevant.

Response: The expense limitations being put in place following the Reorganizations are intended to limit total annual fund operating expenses of the Acquiring Fund to the total annual fund operating expenses of the corresponding Target Fund after giving effect to fee waivers or expense reimbursements in effect for the Target Fund. As a practical matter, this means that the expense limitation for the Touchstone Bond Fund will be based on the operating expense ratio of the Sentinel Variable Products Bond Fund after giving effect to that Target Fund’s current contractual expense limitation arrangement with Sentinel.

Comment (14) In the Q&A section of the Synopsis, in the response to the question, “How do the Funds’ investment goals and principal investment strategies and risks compare?,” please highlight any significant differences. For example, for the Reorganization of the Sentinel Variable Products Balanced Fund into the Touchstone Balanced Fund, the ability to invest in junk bonds increases from 20% to 30% as a result of the Reorganization.

Response: The Registrant has provided more comparative disclosure.

U.S. Securities and Exchange Commission
July 25, 2017

Comment (15) In the Q&A section of the Synopsis, in the response to the question “How do the Funds’ investment goals and principal investment strategies and risks compare?,” please revise the disclosure referring to the investment selection process used by the sub-advisor of the Acquiring Funds, as this suggests Fort Washington is currently providing sub-advisory services to the Acquiring Fund.

Response: The Registrant has revised the referenced disclosure.

Comment (16) With respect to the Sentinel Variable Products Balanced Fund’s performance on page 7, please confirm supplementally that the S&P 500 Index is the Fund’s primary benchmark. Also explain supplementally what percentage of the Fund’s assets are invested in securities in the Bloomberg Barclays US Aggregate Bond Index.

Response: Sentinel confirms that the S&P 500 Index is the Sentinel Variable Products Balanced Fund’s primary benchmark. As of June 30, 2017, approximately 18.4% of the Sentinel Variable Products Balanced Fund’s assets were invested in securities in the Bloomberg Barclays US Aggregate Bond Index. This exposure is achieved through investments in mortgage-backed securities pools.

Comment (17) In the Synopsis discussion of each Reorganization, please revise the disclosure to indicate whether the Funds’ investment goals are fundamental or non-fundamental and explain the relevance of this distinction to shareholders.

Response: The Registrant has added the requested disclosure.

Comment (18) In the Synopsis discussion of each Reorganization, please indicate, for each Fund that invests in fixed-income securities as part of its principal investment strategies, any duration or maturity guidelines applied by the investment adviser.

Response: Neither the Target Funds nor the Acquiring Funds have a stated maturity or duration policy, except as disclosed in the Joint Proxy Statement/Prospectus.

Comment (19) In the Synopsis discussion of each Reorganization, in the response to the question “Will there be any repositioning of the portfolio after the Reorganization?,” please explain why there will be significant repositioning given that the Acquiring Funds are shell funds.

Response: The investment adviser and sub-adviser to each Fund will change following the Reorganizations. Except for the Sentinel Variable Products Small Company Fund, the portfolio managers of each Fund will change. The estimated repositioning for each Fund is based on the portfolio managers’ assessment of market conditions and other factors.

Comment (20) In the Synopsis discussion of each Reorganization, please revise the disclosure to add a comparison of the Funds’ risk profiles. For example, for the Reorganization of the Sentinel Variable Products Balanced Fund into the Touchstone Balanced Fund, please consider highlighting the differences in the Funds’ strategies with respect to junk bonds and allocation to equity/fixed-income securities.

U.S. Securities and Exchange Commission
July 25, 2017

Response: The Registrant has added the requested disclosure.

Comment (21) In the Synopsis discussion of each Reorganization, where an Acquiring Fund does not have a stated investment policy regarding derivatives, please clarify the disclosure to indicate whether the Fund may use derivatives.

Response: The Registrant has added clarifying disclosure.

Comment (22) We note that the Sentinel Variable Products Common Stock Fund is a diversified fund but the Touchstone Common Stock Fund is a non-diversified fund. Please revise the Synopsis discussion of this Reorganization to highlight this difference and identify how it may affect the Funds’ risk/return profiles. In addition, please revise the disclosure to indicate that the Investment Company Act of 1940 would permit the Touchstone Common Stock Fund to transition from non-diversified to diversified status without a shareholder vote.

Response: The Registrant has added the requested disclosure.

Comment (23) On page 20 for the Synopsis discussion of the Reorganization of the Sentinel Variable Products Bond Fund into the Touchstone Bond Fund, please revise the disclosure to state that below-investment grade and non-investment grade securities are considered to be “junk” bonds or speculative.

Response: The Registrant has added the requested disclosure.

Comment (24) On page 21, the disclosure states that the Target Fund has a stated policy that its use of derivatives may not result in leverage. Please describe the Acquiring Fund’s policy in this regard.

Response: The Registrant has added the requested disclosure.

Comment (25) On page 28, the disclosure states that the Acquiring Fund may have less than 80% of its investments in small-cap companies due to market appreciation. For both Funds, please clarify if market capitalization is only considered at the time of initial investment.

Response: For each Fund, market capitalization is considered only at the time of initial investment. Each Fund’s principal investment strategy defines small capitalization companies as companies that have, at the time of purchase, market capitalizations of less than $4 billion at the time of purchase, and neither Fund is subject to a policy that requires selling a security once the issuer’s market capitalization exceeds a specified threshold.

Comment (26) In the risk comparison on page 28, please explain why the Sentinel Variable Products Small Company Fund is subject to illiquid securities risk and investment style risk while the Touchstone Small Company Fund is not.

Response: The Target Fund and the Acquiring Fund are part of different fund complexes with different disclosure practices. Disclosure to this effect has been added.

U.S. Securities and Exchange Commission
July 25, 2017

Comment (27) Please revise the disclosure preceding the Comparison of Principal Risks table beginning on page 29 to indicate the table is not intended to provide shareholders with an indication of any Fund’s relative risk/return profile and that shareholders should refer to the narrative descriptions of the Funds’ principal risks. Also consider including more space between each Fund pairing to avoid improper comparisons.

Response: The Registrant has added the requested disclosure and has revised the table to better separate Fund pairs.

Comment (28) Please confirm supplementally that each Fund limits investments in illiquid securities to no more than 15% of its net assets.

Response: The Registrant confirms that each Acquiring Fund invests no more than 15% of net assets in illiquid assets. Sentinel has represented that each Target Fund limits its investments in illiquid securities to 15% of net assets.

Comment (29) The disclosure on page 35 under “Information About the Reorganizations—Reasons for the Reorganizations” states that the closing of the Transaction is contingent upon shareholders of the Target Fund representing a specified amount of assets approving the Reorganizations. Please disclose what that amount is.

Response: The Registrant has revised the disclosure to indicate that the completion of the Reorganizations is subject to a condition that shareholder approvals be obtained for Reorganizations of Target Funds and certain other mutual funds advised by Sentinel representing, at closing, a specified amount of assets under management, as agreed between Sentinel and Touchstone Advisors. Sentinel and Touchstone Advisors do not believe that disclosure of the specific dollar amount of assets, which is not otherwise public information, is meaningful to shareholders of the Funds.

Comment (30) Please confirm supplementally that the disclosure under “Information About the Reorganizations—Board of Trustees of Sentinel Funds Approval of the Reorganizations” includes any material considerations mitigating against approval of the Reorganizations.

Response: Sentinel believes that the disclosure under “Information About the Reorganizations—Board of Trustees of Sentinel Funds Approval of the Reorganizations” includes any material considerations considered by the Board of Trustees of Sentinel Funds mitigating against approval of the Reorganizations.

Comment (31) Under “Information on Shareholders’ Rights,” please discuss any dissenters rights of appraisal, if applicable.

Response: The Registrant has added disclosure that shareholders of the Funds do not have appraisal rights.

Comment (32) Please supplementally provide the number of accounts comprising the performance composite for the prior performance information included in Exhibit D to the Joint Proxy Statement/Prospectus. Please also supplementally confirm that Touchstone Advisors possesses the records necessary to support the performance calculations set forth in Exhibit D as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

U.S. Securities and Exchange Commission
July 25, 2017

Response: During the period shown, the composite was comprised of two accounts—one affiliated account and one unaffiliated account. The Registrant has disclosed this information. Also, the Registrant confirms that Touchstone Advisors possesses the required records to support the performance calculations.

Please direct your questions and/or comments regarding this filing to Jacob Tiedt at (312) 609-7697 or the undersigned at (312) 609-7616.

Very truly yours,

/s/ Renee M. Hardt

Renee M. Hardt

RMH/ser